EXHIBIT 99.33

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release August 19, 2002 Symbol: ORZ.TSX

OREZONE CONFIRMS OPTION ON BOMBORE PERMIT

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that it has signed a definitive option agreement to earn a majority interest in the Bombore Permit in Burkina Faso West Africa from Channel Resources and Solomon Resources. In order to earn a 50% interest in the project, Orezone will make a cash payment of C$40,000, issue 150,000 shares and incur a total of C$2.0 million in exploration expenditures. Orezone’s only time limited expenditure commitment is C$300,000 within the first year. Orezone may earn an additional 20% interest by completing a bankable feasibility study and thereafter have 90 days to make a cash payment of US$1.0 million in order to reduce the remaining parties interest to a total 1% net smelter royalty. The agreement is subject to the approval of the regulatory authorities.

Over the last ten months Orezone has acquired 3 advanced gold projects in West Africa with total resources in excess of 2.5 million ounces*. Orezone is focused on adding shareholder value through the exploration and development of these projects. Orezone has a strategic alliance with Gold Fields Limited that gives a significant boost to it’s growth strategy.

* The total resources reported have been calculated and reported by the previous owners. Orezone concurs that these values are within reason and is currently remodelling and recalculating the data in order to confirm the resources and to test their economic viability.

For further information please contact:

Ron Little, President and CEO
174 Cobourg St., Ottawa, Ont., K1N 8H5
Tel  613 241 3699
www.orezone.com      info@orezone.com